Filed pursuant to Rule 433
Free Writing Prospectus
January 10, 2024
Registration No. 333-274474

Email Version 1
Subject line:   Franklin Bitcoin ETF (EZBC): Crypto with Credibility
Recent management issues at key crypto exchanges illustrate that how your clients invest in crypto is every bit as important as what they choose to buy.
Our new Franklin Bitcoin ETF [EZBC] lets investors access the leading cryptocurrency through a top asset manager (Franklin Templeton) with deep experience in the digital asset space.
As an ETF, it has several advantages over direct ownership of Bitcoin. Perhaps the biggest is that investors can sidestep the hassle and security concerns of individual crypto ownership while still tracking the spot price movements of the currency.
Credibility and convenience available for just 0.29 basis points – all good reasons to explore Franklin Bitcoin ETF.  Learn more about EZBC here and please reach out to me with any questions. [links to campaign page]
Email Version 2
Subject line:   Franklin Bitcoin ETF (EZBC): Crypto Investing Just got Easier.
Many investors are intrigued by the potential of crypto -- but are wary of the asset class and have limited desire to deal with the various barriers to entry of direct ownership.
Managed by Franklin Templeton, a trusted partner to clients for 75 years and custodied by Coinbase, the new Franklin Bitcoin ETF (EZBC) makes it easy to establish and manage a crypto allocation with more confidence and less hassle.
If you have clients seeking access to this emerging asset class, reach out to me or learn more about EZBC here. [links to campaign page]
Email Version 3
Subject line: Franklin Bitcoin ETF (EZBC): Simplicity and Liquidity
Until now, many potential investors have been discouraged by the technical and security challenges of directly owning crypto assets and trading on crypto exchanges.
With the introduction of the Franklin Bitcoin ETF [EZBC], clients have access to the market through a familiar investment vehicle that is managed by Franklin Templeton, a trusted partner to clients for 75 years, and custodied by Coinbase.
With market makers available to support liquidity, EZBC is well- suited to investors who have been eager to experience the potential benefits of crypto.
For more information, please reach out to me or learn more about the fund here. [links to campaign page]

Email Version 4
Subject: Franklin Templeton Bitcoin ETF: Simplicity and Liquidity
Bitcoin, though highly volatile, has historically exhibited little correlation to traditional asset classes – which is why institutional investors are increasingly exploring it as a potential source of portfolio diversification. However, many have been discouraged by the technical and security challenges of directly owning crypto assets and trading on crypto exchanges.
Franklin Bitcoin ETF [EZBC] offers institutions access to bitcoin through a familiar and liquid investment vehicle that is managed by Franklin Templeton, a trusted partner to clients for 75 years, and custodied by Coinbase.
Furthermore, the ETF structure makes trading and custody as simple as trading a stock, so EZBC can easily be incorporated into your trading and portfolio reporting systems.
For more information, please reach out to me or learn more about the fund here. [product page]

Email Version 5 [to distribute webinar replay]
Subject line:   Franklin Bitcoin ETF (EZBC): Crypto Investing Just got Easier.
Many investors are intrigued by the potential of crypto -- but are wary of the asset class and have limited desire to deal with the various barriers to entry of direct ownership.
Managed by Franklin Templeton, a trusted partner to clients for 75 years and custodied by Coinbase, the new Franklin Bitcoin ETF (EZBC) makes it easy to establish and manage a crypto allocation with more confidence and less hassle.
If you have clients seeking access to this emerging asset class, reach out to me or learn more about EZBC here. [links to campaign page]
You can also listen to a replay of our recent webinar “SEC Gives Nod to Spot-Structure Bitcoin ETFs: Insights from Industry Experts” during which Ric Edelman, Founder of Digital Assets Council of Financial Professionals and Sandy Kaul, Franklin Templeton's Head of Digital Assets and Industry Advisory Services discuss the world of cryptocurrency, including why now and what this means to advisors and investors. [links to webinar replay]

Disclosure for all:

NOT FDIC INSURED	|	MAY LOSE VALUE	|	NO BANK GUARANTEE

WHAT ARE THE RISKS?

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA. The Fund holds only bitcoin and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan. An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the bitcoin held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund’s Shares relates directly to the value of bitcoins, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of bitcoin, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value. Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success. Digital assets represent a new and rapidly evolving industry, and the value of the Fund’s Shares depends on the acceptance of bitcoin. Due to the unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider bitcoin market, the value of bitcoin and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders. Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of bitcoin or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of bitcoins, mining activity, digital wallets, the provision of services related to trading and custodying bitcoin, the operation of the Bitcoin network, or the digital asset markets generally. The Index price used to calculate the value of the Fund’s bitcoin has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent “fork” could adversely affect the value of the Shares. Shareholders should not expect to receive the benefits of any forks or “airdrops.” The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell bitcoin at times when its price is high, or acquire bitcoin at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from bitcoin price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. The amount of bitcoin represented by each Share will decrease over the life of the Fund due to the sales of bitcoin necessary to pay the Sponsor’s Fee and other Fund expenses. Without increases in the price of bitcoin sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares. Security threats to the Fund’s account at the Bitcoin Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of bitcoin may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Important Information
The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

ETFs trade like stocks, fluctuate in market value and may trade at prices above or below their net asset value. Brokerage commissions and ETF expenses will reduce returns. ETF shares may be bought or sold throughout the day at their market price (MP), not their Net Asset Value (NAV), on a recognized national securities exchange. Shares of ETFs are tradable on secondary markets and may trade either at a premium or a discount to their NAV. The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the number of bitcoins published in the daily basket. No Shares are issued unless the Fund’s prime broker has allocated to the Fund’s account the corresponding amount of bitcoin. Creation Units may be created or redeemed only by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units.  The Shares will be sold to the public at prices that will reflect the price of bitcoin and the trading price of the Shares on the Cboe BZX exchange at the time of the offer.

Marketing Agent: Franklin Distributors, LLC

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The views expressed are those of the investment manager and the comments, opinions and analyses are rendered as of the publication date and may change without notice. The information provided in this material is not intended as a complete analysis of every material fact regarding any country, region or market.

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